Rule 424(b)(2)
                                                             File No. 333-103812
Pricing Supplement No. 16 Dated August 11, 2004
(To Prospectus dated March 24, 2003 and
Prospectus Supplement dated April 15, 2003)

$250,000,000
IDAHO POWER COMPANY
First Mortgage Bonds, Secured Medium-Term Notes, Series E

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Title of Securities:  5.875% First Mortgage Bonds due 2034

Principal Amount:  $16,500,000              Original Issue Date: August 16, 2004

Interest rate:    5.875%                    Maturity Date: August 15, 2034

Issue Price:      98.64% payable in         Proceeds to Issuer After
                  immediately               Commission:  97.89%
                  available funds

Agent's Commission:  0.75%                  Original Interest Accrual Date:
                                            August 16, 2004

Interest Payment Dates:  February 15        Record Dates: January 31 and July 31
and August 15

Form:  Book-Entry

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Redemption:         See "Optional Redemption" below.

Capacity:           Banc of America Securities LLC acted as our agent in this
                    sale.

Use of Proceeds:    We will use the net proceeds from the sale of these notes
                    and the other notes that we are selling today for the redemption of our 4% preferred stock, $100 par value, 7.68%
                    series, serial preferred stock, $100 par value, and 7.07% series, serial preferred stock, without par value, which we expect to redeem in September 2004. The aggregate amount we will pay to redeem the preferred stock is approximately $54 million. We will invest temporarily the net proceeds in short-term discounted or interest-bearing securities until the respective redemption dates of the preferred stock.

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                                     Agent:
                         Banc of America Securities LLC


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Optional Redemption:

We may, at our option, redeem the 5.875% First Mortgage Bonds due 2034, which we refer to as the "Notes", in whole at any time, or in part from time to time, prior to the maturity date, at a redemption price equal to the greater of:

o    100% of the principal amount of the Notes to be redeemed and

o as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 basis points, plus in either case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption. We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

"Treasury Rate" means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

"Comparable Treasury Price" means, with respect to any date fixed for redemption,

         (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

         (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

"Independent Investment Banker" means any one of the Reference Treasury Dealers that we may appoint.


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"Reference Treasury Dealer Quotations" means, with respect to each Reference
Treasury Dealer and any date fixed for redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

"Reference Treasury Dealer" means (1) Banc of America Securities LLC and its respective successors, unless it ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer and (2) any three or more other Primary Treasury Dealers that we may select.